UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 2)

Commission File Number: 001-41402

BRENX LTD.
(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek
Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On July 29, 2026, the shareholders of Brenmiller Energy Ltd. (the “Company”) approved amendments to the Company’s amended and restated articles of association (the “Articles”) to, among other things, change the name of the Company from “Brenmiller Energy Ltd.” to “BrenX Ltd.” (the “Name Change”). The Name Change became effective upon receipt of the certificate of change of name from the Israeli Registrar of Companies on August 11, 2026. In connection with the Name Change, the Company has also initiated the process to change its name on the Nasdaq Capital Market and expects to trade under the ticker symbol “BRNX.” Trading under the Company’s new name and ticker symbol is expected to begin on August 14, 2026. The Company’s CUSIP will not change as a result of the Name Change and no action is needed from the Company’s shareholders with respect to the ticker symbol change.

The Name Change does not affect the status of the Company or the rights of any shareholder in any respect, or the transferability of share certificates presently outstanding. The currently outstanding share certificates evidencing shares of the Company’s securities bearing the name “Brenmiller Energy Ltd.” will continue to be valid and represent shares of the Company following the Name Change.

The foregoing summary is qualified in its entirety by reference to the full text of the amended and restated Articles, a copy of which is attached as Exhibit 3.1 hereto and incorporated herein by reference.

On August 13, 2026, the Company issued a press release titled “Brenmiller Energy Becomes BrenX, Expanding Beyond Energy Storage into Integrated Industrial Energy Solutions” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K (excluding Exhibit 99.1) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-273028, 333-283874, 333-289219, 333-290642, 333-292634, 333-293660, 333-294341, 333-295594, 333-296507, 333-296898 and 333-297567) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377 and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
3.1	Amended and Restated Articles of Association of the Company.
99.1	Press release issued by BrenX Ltd. on August 13, 2026, titled “Brenmiller Energy Becomes BrenX, Expanding Beyond Energy Storage into Integrated Industrial Energy Solutions.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BrenX Ltd.

Date: August 13, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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